FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For January 10, 2003

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.
75 Route de Longwy
Box 23, L-8080 Bertrange
Grand-Duchy of Luxembourg

(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F	X	Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____

MILLICOM INTERNATIONAL CELLULAR S.A.

INDEX TO EXHIBITS

Item
1.	- Press release dated January 10, 2003

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: January 10, 2003	MILLICOM INTERNATIONAL CELLULAR S.A. (Registrant) By: /s/ John Ratcliffe Name: John Ratcliffe Title: Chief Financial Controller

Item 1

MILLICOM INTERNATIONAL CELLULAR S.A.

FOR IMMEDIATE RELEASE
Thursday, January 10, 2003

FINANCIAL CALENDAR

New York and Luxembourg -- January 10, 2003 -- Millicom International Cellular S.A. (MIC) (Nasdaq Stock Market: MICC), the global telecommunications investor, announces the following dates for the release of its quarterly results statements and the Annual General Meeting for 2003:

Q4 2002 and Full Year Report: Q1 2003 Interim Report: Annual General Meeting: Q2 2003 Interim Report: Q3 2003 Interim Report:	February 12, 2003 April 24, 2003 May 27, 2003 August 6, 2003 October 22, 2003

Millicom International Cellular S.A. is a global telecommunications investor with cellular operations in Asia, Latin America and Africa. It currently has a total of 17 cellular operations and licenses in 16 countries. The Group’s cellular operations have a combined population under license (excluding Tele2) of approximately 369 million people. In addition, MIC provides high-speed wireless data services in seven countries. MIC also has a 6.8% interest in Tele2 AB, the leading alternative pan-European telecommunications company offering fixed and mobile telephony, data network and Internet services to over 16 million customers in 21 countries. The Company’s shares are traded on the Nasdaq Stock Market under the symbol MICC.

CONTACTS: Marc Beuls President and Chief Executive Officer Millicom International Cellular S.A., Luxembourg	Telephone: +352 27 759 101
Andrew Best Shared Value Ltd, London	Telephone: +44 (0) 20 7321 5022
Visit MIC’s homepage at http://www.millicom.com